SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Liberty Global, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.01

(Title of Class of Securities)

530555101

(CUSIP Number)

July 1, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages
Exhibit Index Contained on Page 13

CUSIP NO. 530555101	13 G	Page 2 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global, L.P. (“Tiger Global ”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
				(a)	☐	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5

SOLE VOTING POWER
3,675,849 shares (including 565,500 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), except that each of Tiger Global Performance, LLC (“Tiger Global Performance”), the general partner of Tiger Global, and Tiger Global Management, LLC (“Tiger Management”), the investment manager of Tiger Global, may be deemed to have sole voting power with respect to such shares, and Charles P. Coleman III (“Coleman”), the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

		6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
3,675,849 shares (including 565,500 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), except that each of Tiger Global Performance, the general partner of Tiger Global, and Tiger Management, the investment manager of Tiger Global, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

		8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON				3,675,849
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)					☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.8%
12	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP NO. 530555101	13 G	Page 3 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global II, L.P. (“Tiger Global II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
				(a)	☐	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5

SOLE VOTING POWER
142,199 shares (including 21,300 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), except that each of Tiger Global Performance, the general partner of Tiger Global II, and Tiger Management, the investment manager of Tiger Global II, may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

		6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
142,199 shares (including 21,300 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), except that each of Tiger Global Performance, the general partner of Tiger Global II, and Tiger Management, the investment manager of Tiger Global II, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

		8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON				142,199
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)					☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%
12	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP NO. 530555101	13 G	Page 4 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Master Fund, L.P. (“TGMF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
				(a)	☐	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5

SOLE VOTING POWER
2,779,126 shares (including 413,200 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), except that Tiger Management, the investment manager of TGMF, may be deemed to have sole voting power with respect to such shares, Tiger Global Performance, the general partner of TGMF, may be deemed to have sole voting power with respect to such shares, and Coleman, the managing member of each of Tiger Management and Tiger Global Performance, may be deemed to have sole voting power with respect to such shares.

		6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,779,126 shares (including 413,200 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), except that Tiger Management, the investment manager of TGMF, may be deemed to have sole dispositive power with respect to such shares, Tiger Global Performance, the general partner of TGMF, may be deemed to have sole dispositive power with respect to such shares, and Coleman, the managing member of each of Tiger Management and Tiger Global Performance, may be deemed to have sole dispositive power with respect to such shares.

		8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON				2,779,126
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)					☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1%
12	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP NO. 530555101	13 G	Page 5 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Performance, LLC (“Tiger Global Performance”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
				(a)	☐	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5

SOLE VOTING POWER
6,597,174 shares (including 1,000,000 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), of which 3,675,849 (including 565,500 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global, 142,199 (including 21,300 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global II, and 2,779,126 (including 413,200 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by TGMF. Tiger Global Performance is the general partner of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole voting power with respect to such shares, Tiger Management is the investment manager of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole voting power with respect to such shares and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole voting power with respect to such shares.

		6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
6,597,174 shares (including 1,000,000 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), of which 3,675,849 (including 565,500 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global, 142,199 (including 21,300 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global II, and 2,779,126 (including 413,200 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by TGMF. Tiger Global Performance is the general partner of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole dispositive power with respect to such shares, Tiger Management is the investment manager of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole dispositive power with respect to such shares and Coleman, the managing member of each of Tiger Global Performance and Tiger Management, may be deemed to have sole dispositive power with respect to such shares.

		8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON				6,597,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)					☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%
12	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP NO. 530555101	13 G	Page 6 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Management, LLC (“Tiger Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
				(a)	☐	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5

SOLE VOTING POWER
6,597,174 shares (including 1,000,000 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), of which 3,675,849 (including 565,500 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global, 142,199 (including 21,300 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global II, and 2,779,126 (including 413,200 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by TGMF. Tiger Management is the investment manager of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole voting power with respect to such shares. Tiger Global Performance, the general partner of each of Tiger Global, Tiger Global II and TGMF, may be deemed to have sole voting power with respect to such shares directly owned by such entities. Coleman, the managing member of each of Tiger Management and Tiger Global Performance, may be deemed to have sole voting power with respect to such shares.

		6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
6,597,174 shares (including 1,000,000 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), of which 3,675,849 (including 565,500 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global, 142,199 (including 21,300 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global II, and 2,779,126 (including 413,200 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by TGMF. Tiger Management is the investment manager of each of Tiger Global, Tiger Global II and TGMF and may be deemed to have sole dispositive power with respect to such shares. Tiger Global Performance, the general partner of each of Tiger Global, Tiger Global II and TGMF, may be deemed to have sole dispositive power with respect to such shares directly owned by such entities. Coleman, the managing member of each of Tiger Management and Tiger Global Performance, may be deemed to have sole dispositive power with respect to such shares.

		8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON				6,597,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)					☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%
12	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP NO. 530555101	13 G	Page 7 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Charles P. Coleman III (“Coleman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
				(a)	☐	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5

SOLE VOTING POWER
6,597,174 shares (including 1,000,000 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), of which 3,675,849 (including 565,500 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global, 142,199 (including 21,300 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global II, and 2,779,126 (including 413,200 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by TGMF. Coleman is the managing member of each of Tiger Global Performance (the general partner of each of Tiger Global, Tiger Global II and TGMF) and Tiger Management (the investment manager of each of Tiger Global, Tiger Global II and TGMF) and may be deemed to have sole voting power with respect to such shares.

		6	SHARED VOTING POWER See response to row 5
7

SOLE DISPOSITIVE POWER
6,597,174 shares (including 1,000,000 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010), of which 3,675,849 (including 565,500 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global, 142,199 (including 21,300 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by Tiger Global II, and 2,779,126 (including 413,200 shares issuable pursuant to outstanding options exercisable within 60 days of July 1, 2010) are directly owned by TGMF. Coleman is the managing member of each of Tiger Global Performance (the general partner of each of Tiger Global, Tiger Global II and TGMF) and Tiger Management (the investment manager of each of Tiger Global, Tiger Global II and TGMF) and may be deemed to have sole dispositive power with respect to such shares.

		8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON				6,597,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)					☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%
12	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP NO. 530555101	13 G	Page 8 of 17

ITEM 1(A).	NAME OF ISSUER

Liberty Global, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

12300 Liberty Boulevard
Englewood, Colorado, 80112

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Tiger Global, L.P. (“Tiger Global”), a Delaware limited partnership, Tiger Global II, L.P. (“Tiger Global II”), a Delaware limited partnership, Tiger Global Master Fund, L.P. (“TGMF”), a Cayman Islands limited partnership, Tiger Global Performance, LLC (“Tiger Global Performance”), a Delaware limited liability company, Tiger Global Management, LLC (“Tiger Management”), a Delaware limited liability company, and Charles P. Coleman III (“Coleman”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

c/o Tiger Global Management, LLC
101 Park Avenue, 48th Floor
New York, NY 10178

ITEM 2(C)	CITIZENSHIP

TGMF is a Cayman Islands limited partnership. Tiger Global and Tiger Global II are Delaware limited partnerships. Tiger Global Performance and Tiger Management are Delaware limited liability companies. Coleman is a United States citizen.

ITEM 2(D) AND (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Series A Common Stock, par value $0.01
CUSIP # 530555101

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 530555101	13 G	Page 9 of 17

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of TGMF, Tiger Global and Tiger Global II, and the limited liability company agreements of Tiger Global Performance and Tiger Management, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP NO. 530555101	13 G	Page 10 of 17

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 530555101	13 G	Page 11 of 17

SIGNATURES

                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2010

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Master Fund, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

CUSIP NO. 530555101	13 G	Page 12 of 17

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 530555101	13 G	Page 13 of 17

EXHIBIT INDEX

Exhibit		Found on Sequentially Numbered Page

Exhibit A:	Agreement of Joint Filing	14

Exhibit B:	Power of Attorney	16

CUSIP NO. 530555101	13 G	Page 14 of 17

EXHIBIT A

Agreement of Joint Filing

                     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Series A Common Stock of Liberty Global, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: July 9, 2010

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Master Fund, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner

Charles P. Coleman III
Managing Member

Tiger Global Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

CUSIP NO. 530555101	13 G	Page 15 of 17

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

CUSIP NO. 530555101	13 G	Page 16 of 17

EXHIBIT B

Power of Attorney

                     Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Tiger Global Management, L.L.C. or such other person or entity as is designated in writing by Charles P. Coleman, III (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

                     Each Reporting Person hereby further authorizes and designates Charles P. Coleman III (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

                     The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: July 9, 2010

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Master Fund, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

CUSIP NO. 530555101	13 G	Page 17 of 17

Tiger Global Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature